EXHIBIT 12

UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three months ended March 31,
	2007	2006

Loss before discontinued operations, net of minority interests	$(8,129)	$(6,533)
Add (from continuing operations):
Interest on indebtedness	44,194	44,470
Minority interests	(694)	(660)
Portion of rents representative of the interest factor	200	168

Earnings	$35,571	$37,445

Fixed charges and preferred stock dividend (from continuing operations):
Interest on indebtedness	$44,194	$44,470
Capitalized interest	1,775	835
Portion of rents representative of the interest factor	200	168

Fixed charges	46,169	45,473

Add:
Preferred stock dividend	3,842	3,842

Combined fixed charges and preferred stock dividend	$50,011	$49,315

Ratio of earnings to fixed charges	—	—
Ratio of earnings to combined fixed charges and preferred stock dividend	—	—

For the three months ended March 31, 2007 and 2006, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $10.6 million and $8.0 million, respectively.

For the three months ended March 31, 2007 and 2006, the ratio of earnings to combined fixed charges and preferred stock dividend was deficient of achieving a 1:1 ratio by $14.4 million and $11.9 million, respectively.